Pricing Supplement
To underlying supplement No. 1 dated October 1, 2012,
product supplement AZ dated September 28, 2012,
prospectus supplement dated September 28, 2012 and
prospectus dated September 28, 2012
Pricing Supplement No. 1777AZ Registration Statement No. 333-184193 Dated June 5, 2013; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $1,000,000 Capped Knock-Out Notes Linked to the MSCI AC Asia ex Japan IndexSM due June 24, 2014
General
•
The notes are designed for investors who seek a return at maturity linked to the performance of the MSCI AC Asia ex Japan IndexSM (the “Index”). If the closing level of the Index is greater than or equal to 80.00% of the Initial Level on all days during the Monitoring Period, a Knock-Out Event has not occurred and investors will be entitled to receive a return on their investment equal to the greater of (a) the Index Return and (b) the Contingent Return of 0.00%, subject to the Maximum Return of 10.50%. However, if the closing level of the Index is less than 80.00% of the Initial Level on any day during the Monitoring Period, a Knock-Out Event  will have occurred and investors will be entitled to receive a return on their investment equal to the Index Return, subject to the Maximum Return. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their initial investment if a Knock-Out Event occurs and the Final Level is less than the Initial Level. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing June 24, 2014†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof
•	The notes are priced on June 5, 2013 (the “Trade Date”) and are expected to settle on June 10, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The MSCI AC Asia ex Japan IndexSM (Ticker: MXASJ)
Issue Price:	100% of the Face Amount
Knock-Out Event:
A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if, on any day during the Monitoring Period, the closing level of the Index is less than the Knock-Out Level.

Knock-Out Buffer Amount:	20.00%
Knock-Out Level:	432.99, equal to 80.00% of the Initial Level
Contingent Return:	0.00%
Maximum Return:	10.50%
Payment at Maturity:
•  If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the Index Return, subject to the Maximum Return. Accordingly, your Payment at Maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + ($1,000 x the lesser of the (i) Index Return and (ii) Maximum Return)
If a Knock-Out Event has occurred and the Index Return is negative, you will lose some or all of your investment at maturity.

•  If a Knock-Out Event has not occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the greater of the Contingent Return and the Index Return, subject to the Maximum Return. Accordingly, the Payment at Maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + ($1,000 x the greater of (i) the Contingent Return and (ii) the Index Return, subject to the Maximum Return)
Any Payment at Maturity is subject to the credit of the Issuer.
Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
Initial Level:	541.24, equal to the closing level of the Index on the Trade Date
Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date
Final Level:	The closing level of the Index on the Final Valuation Date
Trade Date:	June 5, 2013
Settlement Date:	June 10, 2013
Final Valuation Date†:	June 19, 2014
Maturity Date†:	June 24, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RDH3 / US25152RDH30
† Subject to postponement as described in the accompanying product supplement under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 6 of this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $973.30 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on the following page of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$1,000,000.00	$10,000,00	$990,000.00
(1)  Please see "Supplemental Plan of Distribution" in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000.00	$136.40
JPMorgan
Placement Agent
June 5, 2013

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately 3 months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement AZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement AZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005095/crt-dp33019_424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Index?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below reflect the Maximum Return of 10.50%, a Contingent Return of 0.00% and a Knock-Out Buffer Amount of 20.00%, and assume a hypothetical Initial Level of 550.00 and a Knock-Out Level of 440.00, equal to 80.00% of the hypothetical Initial Level. The actual Initial Level and Knock-Out Level are set forth on the cover of this pricing supplement. The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs and on the Index Return, both of which will be based on the performance of the Index. The numbers appearing in the table and examples below have been rounded for ease of analysis.

		A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Hypothetical Final Level	Index Return	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
1,100.00	100.00%	10.50%	$1,105.00	10.50%	$1,105.00
1,045.00	90.00%	10.50%	$1,105.00	10.50%	$1,105.00
990.00	80.00%	10.50%	$1,105.00	10.50%	$1,105.00
935.00	70.00%	10.50%	$1,105.00	10.50%	$1,105.00
880.00	60.00%	10.50%	$1,105.00	10.50%	$1,105.00
825.00	50.00%	10.50%	$1,105.00	10.50%	$1,105.00
770.00	40.00%	10.50%	$1,105.00	10.50%	$1,105.00
715.00	30.00%	10.50%	$1,105.00	10.50%	$1,105.00
660.00	20.00%	10.50%	$1,105.00	10.50%	$1,105.00
607.75	10.50%	10.50%	$1,105.00	10.50%	$1,105.00
605.00	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
577.50	5.00%	5.00%	$1,050.00	5.00%	$1,050.00
563.75	2.50%	2.50%	$1,025.00	2.50%	$1,025.00
550.00	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
522.50	-5.00%	0.00%	$1,000.00	-5.00%	$950.00
495.00	-10.00%	0.00%	$1,000.00	-10.00%	$900.00
440.00	-20.00%	0.00%	$1,000.00	-20.00%	$800.00
412.50	-25.00%	N/A	N/A	-25.00%	$750.00
385.00	-30.00%	N/A	N/A	-30.00%	$700.00
330.00	-40.00%	N/A	N/A	-40.00%	$600.00
275.00	-50.00%	N/A	N/A	-50.00%	$500.00
220.00	-60.00%	N/A	N/A	-60.00%	$400.00
165.00	-70.00%	N/A	N/A	70.00%	$300.00
110.00	-80.00%	N/A	N/A	-80.00%	$200.00
55.00	-90.00%	N/A	N/A	-90.00%	$100.00
N/A: Not applicable because a Knock-Out Event will have occurred.

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index decreases 10.00% from the Initial Level of 550.00 to a Final Level of 495.00.  Because the closing level of the Index on all days during the Monitoring Period, including the Final Valuation Date, was greater than or equal to the Knock-Out Level of 440.00, a Knock-Out Event has not occurred. Because the Index Return of -10.00% is less than the Contingent Return of 0.00%, the investor receives the Contingent Return and a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x 0.00%) = $1,000.00

Example 2: A Knock-Out Event has not occurred, and the level of the Index increases 5.00% from the Initial Level of 550.00 to a Final Level of 577.50.  Because the closing level of the Index on all days during the Monitoring Period, including the Final Valuation Date, was greater than or equal to the Knock-Out Level of 440.00, a Knock-Out Event has not occurred. Because the Index Return of 5.00% is greater than the Contingent Return of 0.00% but is less than the Maximum Return of 10.50%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x 5.00%) = $1,050.00

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases 20.00% from the Initial Level of 550.00 to a Final Level of 660.00.  Because the closing level of the Index on all days during the Monitoring Period, including the Final Valuation Date, was greater than or equal to the Knock-Out Level of 440.00, a Knock-Out Event has not occurred. Because the Index Return of 20.00% is greater than the Maximum Return of 10.50%, the investor receives the Maximum Return and a Payment at Maturity of $1,105.00 per $1,000 Face Amount of notes, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x 10.50%) = $1,105.00

Example 4: A Knock-Out Event has occurred, and the level of the Index decreases 50.00% from the Initial Level of 550.00 to a Final Level of 275.00.  Because the closing level of the Index on at least one day during the Monitoring Period was less than the Knock-Out Level of 440.00, a Knock-Out Event has occurred. Because the Index Return is -50.00%, the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x -50.00%) = $500.00

Example 5: A Knock-Out Event has occurred, and the level of the Index increases 5.00% from the Initial Level of 550.00 to a Final Level of 577.50.  Because the closing level of the Index on at least one day during the Monitoring Period was less than the Knock-Out Level of 440.00, a Knock-Out Event has occurred. Because the Index Return of 5.00% is less than the Maximum Return of 10.50%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x 5.00%) = $1,050.00

Example 6: A Knock-Out Event has occurred, and the level of the Index increases 20.00% from the Initial Level of 550.00 to a Final Level of 660.00.  Because the closing level of the Index on at least one day during the Monitoring Period was less than the Knock-Out Level of 440.00, a Knock-Out Event has occurred. Because the Index Return of 20.00% is greater than the Maximum Return of 10.50%, the investor receives a Payment at Maturity of $1,105.00 per $1,000 Face Amount of notes, the maximum payment on the notes, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x 10.50%) = $1,105.00

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL – The notes are linked to the performance of the Index and provide the opportunity to receive at least the Contingent Return of 0.00% and to participate in any appreciation of the Index up to the Maximum Return on the notes of 10.50% at maturity, so long as a Knock-Out Event does not occur.  However, if a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the Index Return (whether positive or negative), subject to the Maximum Return. In such circumstance, if the Final Level is less than the Initial Level, you will lose some or all of your investment in the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO THE PERFORMANCE OF THE MSCI AC ASIA EX JAPAN INDEXSM – The return on the notes, which may be positive, zero or negative, is linked to the performance of the MSCI AC Asia ex Japan IndexSM. The MSCI All Country Asia ex Japan IndexSM is a capitalization-weighted index calculated, published and disseminated by MSCI Inc. that is designed to measure the equity market performance of Asia excluding Japan. The MSCI All Country Asia ex Japan IndexSM currently consists of the following developed and emerging market countries: China, Hong Kong, India, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand. Component companies are adjusted for available float and must meet objective criteria for inclusion to the index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indices quarterly. The MSCI All Country Asia ex Japan Index is reported by Bloomberg under ticker symbol “MXASJ.” For more information about the MSCI Indices, see “The MSCI Indices” in the accompanying underlying supplement No. 1. dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index. In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the Index Return. If the closing level of the Index is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, a Knock-Out Event occurs and your investment will be fully exposed to any negative Index Return. Under these circumstances, if the Final Level is less than the Initial Level, you will lose some or all of your investment in the notes.

•
THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the greater of the Index Return and the Contingent Return of 0.00%, subject to the Maximum Return of 10.50%. If a Knock-Out Event occurs, you will be fully exposed to the Index Return (whether positive or negative), subject to the Maximum Return. Therefore, regardless of whether a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,105.00 per $1,000 Face Amount of notes, reflecting the Maximum Return of 10.50%, and you will not participate in any Index Return in excess of 10.50%. Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

•
YOU WILL NOT BE ENTITLED TO THE CONTINGENT RETURN IF A KNOCK-OUT EVENT OCCURS – The notes are subject to daily closing level monitoring. As a result, if the closing level of the Index on any day during the Monitoring Period is less than the Initial Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Return and your investment will be fully exposed to any decline in the level of the Index during the term of the notes. You will be subject to this potential loss of your investment even if the Index subsequently increases such that the Final Level is less than the Initial Level by not more than the Knock-Out Buffer Amount of 20.00%.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the amount owed to you under the terms of the notes.

•
THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•
THE NOTES MAY BE SUBJECT TO NON-U.S. SECURITIES MARKETS RISKS – The Index includes component stocks that are issued by non-U.S. companies in non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

•
BECAUSE THE INDEX CONSISTS OF SECURITIES DENOMINATED IN FOREIGN CURRENCIES THAT ARE CONVERTED INTO U.S. DOLLARS FOR PURPOSES OF CALCULATING THE LEVEL OF THE INDEX, THE NOTES WILL BE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the Index consists of securities denominated in foreign currencies that are converted into U.S. dollars for purposes of calculating the level of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the Index. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between countries; and

•	the extent of governmental surpluses or deficits in the countries represented in the Index and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Index, the United States and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Index strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the overall Index. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the level of the Index will be adversely affected and the value of the notes may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the Index could adversely affect the value of the securities.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Index. The Index includes component securities of companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could adversely affect the value of the notes and the amount payable to you on the notes.

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IF THE LEVEL OF THE INDEX CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER – Your notes may trade quite differently from the Index. Changes in the level of the Index may not result in a comparable change in the value of your notes.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE —  While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately 3 months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	whether the closing level of the Index on any day during the Monitoring Period is less than the Knock-Out Level, thereby causing a Knock-Out Event;

•	the expected volatility of the Index;

•	the composition of the Index;

•	the time remaining to the maturity of the notes;

•	the market prices and dividend rates on the stocks comprising the Index and changes that affect those stocks and their issuers;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Index or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Level, the Index Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount payable at maturity. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date and during the Monitoring Period could adversely affect the level of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the MSCI AC Asia ex Japan IndexSM from June 3, 2008 through June 3, 2013. The closing level of the Index on June 5, 2013 was 541.24. We obtained the closing levels of the Index below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any day during the Monitoring Period, including on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.